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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OPSWARE INC.
(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY
ORCA ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share (Title of classes of securities)	68383A101 (CUSIP number of common stock)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul T. Porrini, Esq. David K. Ritenour, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Christopher E. Austin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
*
filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

BURSON-MARSTELLER

July 23, 2007
7:00 a.m. PDT

Moderator	Ladies and gentlemen, thank you for standing by and welcome to the HP Press Conference. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session. As a reminder, this conference is being recorded.
I would now like to turn the conference over to your host, David Gee.
D. Gee
Thank you, Roseanne, and good morning, everybody, or good afternoon if you're calling in from Europe. My name is David Gee. I'm going to be the host of this call. I'm Vice President for HP Software so thanks for joining us. Today is an important day for us in HP Software and I'm joined by Tom Hogan, who is the Senior Vice President of HP Software and also Ben Horowitz, who is the Chief Executive Officer of Opsware.

Tom and Ben will go over the news and we have some time at the end allocated to take some Q&A. Before I begin I'd like to remind everybody on this call that we are a few days from the end of HP's end of fiscal third quarter and Opsware's end of second quarter so we won't be taking any questions regarding the quarter specifically.
So I'll now hand it over to Tom to talk about what our news is for today. Tom.
T. Hogan
Thanks, David. Let me just recap the news and I assume you all know the highlights, but what we effectively announced this morning is HP's intent to acquire Opsware for $1.6 billion. The projected close is by the end of our fiscal fourth quarter, which ends at the end of October so it gives you a view to the size of the transaction and the timing of the close.

Let me just start with kind of a reverse order to talk about why we did this and why this matters? So, Opsware—and we'll talk more about the company in a few minutes—is the clear market leader in the data center automation category. And let me just set the table a little bit for why that matters.

The marketplace and the customer is experiencing an explosion in complexity with the doubling in addition of thousands of new devices on the network a doubling of the server farms every five years, massive increases of storage and, oh by the way, 80% of incidence failures and down time are driven by managing the dynamic nature of all those devices, servers and storage.

So, what customers are seeking and I think what's fueled Opsware's spectacular growth over the past several years is a suite of products that help automate the management and provisioning of that proliferation in infrastructure and the goal there is to drive costs down through more efficiencies in automation and reduced labor, to elevate and protect service levels through minimized down time. Then also to help manage risk so the auditability to understand who has changed what when are critical pain points and are what are fueling the investment and interest in the category of automation.

So that's the problem. Now, if you circle back to HP's corporate strategy for software we said first and foremost we're going to listen to our customers and listen to the marketplace so that we're focused from both an internal R&D perspective and from an inorganic M&A strategy on the things that matter most for our customers. And what we heard loud and clear is this category of automation is incredibly strategic and powerful and a view, a market-driven view, that combining these automation assets with the rest of the strength of HP's software portfolio provides customers with what we would describe as the trifecta of capability.

So, number one it's to listen and address key pain points. Second, I think if you step back for a minute, I think this is a very powerful kind of signal of HP's commitment to global leadership in general as a software provider and specifically to lead in this concept of optimizing outcomes of technology.

So if you combine this $1.6 billion transaction with the $4.5 billion commitment one year ago to Mercury, the acquisition of Peregrine, the recent acquisition of Spy Dynamics around application security you sum up those acquisitions and we have roughly committed $6.5 billion to delivering and assembling market-leading solutions, so a very strong validation of HP's commitment to address market requirements and lead in the category.

Now, I'm going to turn the call over in just a minute to Ben Horowitz. Ben is the CEO and Co-Founder of Opsware. Before I turn it over to Ben, and he'll tell you a little bit more about the company and from his perspective why the marriage of Opsware with HP Software was the obvious and most powerful outcome for both organizations.

But before I turn that over I want to share what I consider to be an important aspect of the transaction. When you spend $1.6 billion, which is a lot of money even by HP standards. In fact, I'm told this is the third largest acquisition the company has done in its history behind Compaq and Mercury, you need to get more than just technology.

You need to get more than just a go-to-market or distribution channel. You need to get more than an install base of some global leading brands. It's the people that ultimately make the difference. And as we march down this path to becoming a global leader in software one of the key imperatives for us is to bring together the best and brightest in the software business and we think we've just added 550 world class people to our team and to our mission going forward.

It goes past the broad population, though. Our view going in was the retention and leadership of Ben himself was critical to the success of what we're pursuing here as well as to bring along a lot of the leaders that he's been associated with in his seven year journey to build Opsware.

So, I'm delighted to announce that not only is Ben going to stay on, not only will he have responsibility for what was Opsware from a stand alone perspective, Ben will become the lead executive for our Business Technology Optimization, or BTO, portfolio.

And the way to think about that is that is the combination of Heritage, HP Open View, the Peregrine assets, the entire Mercury portfolio as well as Opsware. And the benefit, aside from the continuity and the leadership and the success that Ben has demonstrated is to ensure that this becomes more than a one plus one equals two; that we leverage the power of the portfolio, deliver incremental value to our customers and ultimately drive a one plus one equals four outcome.

So with that, let me turn the call over to Ben and ask him to share his perspective. Ben.
B. Horowitz
All right, great. Thanks, Tom. As Tom said, I am really excited to be here and what I'd like to do is start by telling you a little bit about Opsware and then tell you why I think that this value proposition that we're putting together is really transformational for the industry.
First off, we're located in Sunnyvale, California, which is right around the corner from HP for those of you who don't know the area. And that does make things easy on some of the tactical fronts.

We founded the company, actually in a transition back in 2002 and when we did so we really anticipated a dramatic change in IT and data centers, driven by the Internet. And specifically we thought that data centers would become radically more complex and there would be a need for a software system to automate the changes, to service networks and storage systems as well as coordinate the human decision-makers.

And that theory turned out to be a pretty good idea as data centers did actually transform and they really exploded in terms of just the number of different kinds of technologies as well as people. And what this enabled us to do was basically build a software company from zero in 2002 to $101.7 million last year. And if you look at software companies that's one of the fastest growing enterprise software companies of all time, so really hit the problem right on the head.

Today we're 550 employees. We have over 350 customers; many of those customers are the most important IT companies in the world. We are the leader in the category that we created, which is data center automation. And we're really proud of that accomplishment.

But as I talk about why despite that great stand alone track record we're even more excited about joining HP, let me get a little bit more specific about the market and what we can do for customers as part of this much more powerful solution.

First off, I talked about data center's exploding complexity. Well, how so? If you go back to 1995 sort the where the last data centers pre-Internet existed, about 500,000 servers were shipped into IT in that year. If you fast forward to last year, seven million IT servers were shipped into IT, so 14-fold increase in annual server shipments in just ten years.

As a result of that, labor costs have gone up about sixfold over that period so the complexity has led to just a dramatic increase in the size of organizations, six times as many people in the average IT organization and this has created a huge need to deliver a system that runs this modern data center.

Now, that system is something that we've worked very, very hard to develop and build, but the problem of running IT is actually larger than us and as we looked at the market and looked at the other components of the solutions, the things that Tom referred to as things like modern solutions, technical solutions, the development of test solutions, process solutions; we really felt that HP had the best product in all of the categories that we weren't in and particularly I think are well known in the industry as having the best products.

For us, by joining HP we were able to put together the best product line for every category that matters on the problem that we wanted to solve and that was just too good a chance to pass up because as we stand here on the verge of what we believe is going to be the largest IT build out and infrastructure build out in history we're in a position to deliver right now, today from Jump Street the ideal solution for managing that infrastructure.

So, I couldn't be more excited to be here and be a part of it and be working with Tom to deliver what every customer really wants and we think that we've just made HP the absolute obvious choice for running IT.
And so, with that, I believe we're ready for questions.
Moderator	Your first question comes from the line of Dave Bailey from IT Week. Please go ahead.
D. Bailey	Hi. The big question as far as I can see is how much overlap between Opsware and all the other IT management goodies that HP has acquired in the last few years?
T. Hogan
I'll take that. That's one of the key things you consider in a deal and it drives the premium and the price and just as with the Mercury acquisition where we had very little overlap to rationalize, that's also the case with Opsware. We were dependent on a partnership for the network part of the automation solution, which Opsware brings.

The server side, they clearly had the market leading product. Run Book Automation, which is the process automation element, we've been in active discussions and evaluation of alternatives in the market, so there is very little overlap, which is what makes this so complementary and strategic.
Moderator	Your next question comes from the line of Rick Whiting from Barr Business magazine. Please go ahead.
R. Whiting
Thank you. I'm not terribly familiar with Opsware go to market strategy in terms of distribution. Are your sales mostly direct? Do you go through third party channels and how does that square with HP's distribution strategy as far as BTO technology?
B. Horowitz
We are primarily a direct sales force in how we sell, and that part fits in, of course, very well as HP has got a very large and outstanding direct sales presence as well. We have one really significant channel partner and that's Cisco Systems, who is also a huge partner of HP and HP is actually one of the largest resellers of Cisco, so we think that that also brings a ton of synergy to the table.

We have a very highly developed sales methodology that we use and we're going to keep a very close eye on how we integrate that into HP and make sure that we preserve everything we're doing as well as getting the leverage from the larger HP sales force.
T. Hogan
I would add that we are primarily a direct model, but we have a significant relationship with multiple channel partners. And I think one of the benefits, I mean there is a long list of them, but from a go to market perspective there are some obvious immediate synergies, which is Opsware business was primarily Americas' based and so dropping this leading portfolio into our distribution channel in EMEA and APJ will I think provide immediate uplift.

So that's an example where the direct channel will complement and accelerate, but we also have, as you know, a long list of great partners for BTO and I think one of the other benefits is to figure out where and how we want to leverage and partner with those distribution partners to, again, further accelerate our penetration and growth in the overall market.

Moderator	Your next question comes from the line of Mary Gender from TMT Media. Please go ahead.
M. Gender
I wanted to know to what extent storage technology is a factor in Opsware strategy; I know it had been in the past, but could you perhaps give a percentage as to the need for automation there in the data center.
B. Horowitz
Well, we really view storage technologically as part of an integrated problem so one of the keys when you talk about automating change in the data center is what is change and you really can't make a change in a modern data center on a server without understanding what's going on the storage end of things and what's going on in the network and what we really delivered in a breakthrough fashion is an integrated way to comprehensively understand everything about network server and storage and make the right change in that context.

And we remain committed to that and HP actually has a lot of technology that goes beyond what we've done in the area of storage and so we look forward to working with the team to deliver not only the best server network, but also the best storage solution to the market all integrated.
T. Hogan
I would just add at a macro level we all see the explosion in digitized content and a lot of that unstructured, which is fueling the proliferation of storage infrastructure and so the ability to reduce the complexity and manage the inevitable and unforeseeable kind of the growth trajectory of the storage marketplace we don't see slowing down. So helping customers get their arms around that infrastructure we think is an imperative.
Moderator	Your next question comes from the line of Clint Sultan from Jupiter Media. Please go ahead.
C. Sultan
Opsware was ranked number two in server provisioning behind IBM by IDC. It's very conceivable that this is a buy that would seriously concern IBM because HP definitely has the resources to overtake IBM in server provisioning and then down the road and in overall server automation. Do you anticipate IBM launching a counter bid and what sort of measures do you have in place to answer that?
T. Hogan
I can't comment on what IBM might do. And what we saw in the marketplace, so we competed in this category and I would tell you the ratio of deals where Opsware was the lead competitor and ultimately the winner from our perspective dominated the presence of IBM. So from our perspective we believe that Opsware has the market leading solution and how IBM might react or respond to this is unclear to me and something you'd have to ask them.
Moderator	Your next question comes from the line of Brian Womack from Investors Business Daily. Please go ahead.
B. Womack	Actually, that was kind of my question, maybe on the IBM front, will this make you guys just the one-two punch that IBM is going to have to work a little harder to fend off?
T. Hogan
Our view is that we have an unmatched breadth and depth in our portfolio and we're going to bring the independence of heterogeneity and agnostic positioning and be the clear choice for our customers. So we're not taking a back seat to anybody in this marketplace.
Moderator	We have a question from Paul McDougal from Information Week. Please go ahead.
P. McDougal	Good morning, gentlemen. I see also crossing the wires today a story about HP acquiring Neoware. Is this just a coincidence that these are happening on the same day or is there some relationship here?

T. Hogan
It is a coincidence from a timing perspective, but I do believe there could be some synergy and value of their client management capabilities so adding that to HP's market leading solutions in desktop configuration management. So, independent announcements, but yet another example of HP assembling I think important breadth and depth in some very important growth markets like thin client computing.
P. McDougal	With two announcements in the same day, are you guys now done for a while on this acquisition front?
T. Hogan	I doubt we're done forever, but yes, obviously, we can't comment on our acquisition plans. I've got the lawyers here giving me dirty looks.
Moderator	Do you have any further questions?
P. McDougal	That's it, thank you.
Moderator	And we have a follow-up question from Rick Whiting.
R. Whiting
There was a question earlier about overlap or redundancy between Opsware and HP's technologies. What about integration of Opsware's technologies with existing HP products? Obviously, Opsware can stand alone, but is there a need to integrate the Opsware products with existing HP technology and is there a timetable for that?
T. Hogan
So, the good news is a lot of the Opsware products and solutions are already deployed in many of the same marquee, global leading brands that HP has a presence. So, a lot of this has already been field integrated, which is a good proof point.

When you say the need, I would characterize it differently, which is to say you could sell this stuff stand alone as is, and continue to sell the rest of the portfolio. But what customers are looking for is they want HP in this case to maintain full modularity so they're not forced to buy everything from us, but for us to deliver the highest levels of integration connecting the Opsware portfolio with BTO to mitigate the time, the money and the risk that they would normally have to assume themselves.
And so we're very committed to delivering the highest levels of integration across the two portfolios because ultimately that will drive the most value for our customer.
B. Horowitz
I think that Tom hit it right on the head when he said we're going to use integration as a strategic weapon to drive value and some of the things that we'll be able to do very rapidly that nobody else can touch are things like we have the world's leading performance management solution in Mercury. How valuable would it be for customers when they see a performance issue to immediately go in and make a configuration change to fix that performance issue really not doable today in any system?

With relatively quick integration we can deliver something that people have wanted for many, many years. So those are the kinds of things that we can just step up and deliver and differentiate ourselves even further. So we already have all the best products and add to all the best products really powerful integration and we think that it's a very simple choice for customers what they should buy.
Moderator	And we have no further questions at this time.
David Gee	All right, Operator. Thanks, everyone, for joining us at short notice this morning. If there are any follow-up questions the contact information is in the press release. And that concludes the call.
T. Hogan	Thank you.

Moderator	Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

Important information

THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE 'TO,' THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SEC THROUGH THE SEC'S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Forward-looking statements

This transcript contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Opsware's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

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BURSON-MARSTELLER July 23, 2007 7:00 a.m. PDT